Belpointe PREP, LLC
255 Glenville Road
Greenwich, Connecticut 06831

May 9, 2023

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Belpointe PREP, LLC Registration Statement on Form S-11 File No. 333-271262

Ladies and Gentleman:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Belpointe PREP, LLC hereby requests acceleration of the effectiveness of the above-referenced Registration Statement (333-271262) so that it may become effective at 4:00 p.m., Eastern Time, on May 9, 2023, or as soon thereafter as practicable.

Thank you for your assistance. Should you have any questions, please contact Vanessa Schoenthaler at (212) 980-7208.

Very truly yours,

BELPOINTE PREP, LLC

/s/ Brandon E. Lacoff
Brandon E. Lacoff
Chief Executive Officer

cc:	Vanessa Schoenthaler, Esq.